EX. 12.1

FRANKLIN OGELE, P.A.

Attorney at Law

One Gateway Center, 26th FL

Newark, NJ 07102

Website: www.ogelelaw.com

Email: fogele@msn.com

Office: (973) 277 4239	Bar Admissions:
Fax: (862) 772 3985	New York and New Jersey

October 15, 2023.

To the Board of Directors

Dermawound, Inc.

1654 Calle Tulipan, Suite 100

San Juan, PR 00927-6242

Ladies/Gentlemen:

I have acted as counsel to Dermawound, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 10,500,000 shares of the Company’s Common Stock.

In connection with the opinion contained herein, I have examined the offering statement, the articles of incorporation (as amended) and bylaws, the minutes of meetings of the Company’s board of directors, as well as all other documents necessary to render an opinion.

In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based on the foregoing, and the laws of the Puerto Rico, I am of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Registration Statement, the Shares are validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

I further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ Franklin Ogele

Franklin Ogele